FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 29, 2009

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

                                                                January 29, 2009

                                             Company:        RICOH COMPANY, LTD.
                                             Representative: Shiro Kondo
                                                             President and CEO
                                             Contact:        Masakuni Kutsuwada,
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

 NOTICE CONCERNING REVISION OF FINANCIAL RESULTS FORECAST AND DIVIDENDS FORECAST

     Ricoh Company, Ltd. ("Ricoh") revised its consolidated financial results forecast and its dividends forecast for the fiscal year ending March 31, 2009 that were announced on October 28, 2008, based on its recent bussiness performance.

1.   Revision of the financial results forecast

     (1) Revision of the consolidated financial results forecast for FY2009

                                                               (Millions of Yen)
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                                            Operating  Income before
                                 Net sales    income    income taxes  Net income
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Previous forecast (A)
(Announced on October 28, 2008)  2,150,000   150,000      142,000        87,000
New forecast (B)                 2,150,000   100,000       70,000        35,000
Change (B - A)                          --   -50,000      -72,000       -52,000
Percentage change                       --    -33.3%       -50.7%        -59.8%
(Reference)
Actual results for FY2008        2,219,989   181,506      174,669       106,463
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*    Consolidated sales would have decreased by JPY 143 billion (or 6.2%)
     compared to the previous forecast, if including the expected impact (JPY 143 billion) on consolidated sales resulted from the acquisition of IKON Office Solutions, Inc., which was announced on "RICOH COMPLETES ACQUISITION OF IKON OFFICE SOLUTIONS, INC." dated November 1, 2008.

     (2) Basis for revision

     Ricoh revised the forecast of consolidated financial results for FY2009 downward due to factors such as slowdown in demand in domestic and overseas caused by worldwide recession, and ongoing appreciation of the yen more than our assumption.

2.   Revision of dividends forecast

     (1) Details of the revised dividends forecast

                                      Dividends per share (Yen)
-------------------------------------------------------------------
                                      The end of
Record date                         second quarter  Year-end  Total
-------------------------------------------------------------------
Previous forecast
(Announced on October 28, 2008)               --      19.00   37.00
New forecast                                  --      18.00   36.00
Performance in FY2009                      18.00         --      --
Performance in FY2008                      16.00      17.00   33.00

     (2) Basis for revision

     Ricoh considers continuous reinforcement in returning profits to shareholders to be one of its basic policies concerning distribution of profits, and dividends payout ratio is being taken into account upon distribution. As the forecast of consolidated financial results for the fiscal year ending March 31, 2009 has been revised as mentioned above, Ricoh has also revised the forecast of dividends amount per share to 18.00 yen for the fiscal year ending March 31, 2009, which is the same amount as the second quarter ended September 30, 2008.

* Ricoh bases the forecast estimates for FY2009 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.